SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 13)

                                WYANT CORPORATION
                                -----------------
                                (Name of Issuer)

                          Common Stock, Par Value $.01
                          ----------------------------
                         (Title of Class of Securities)

                                   441069101
                                 --------------
                                 (CUSIP Number)

             Donald C. MacMartin              Kenneth E. Adelsberg
             Wyant & Company Inc.             Winthrop, Stimson, Putnam
             1475 32nd Avenue                 & Roberts
             Lachine (Quebec) H8T 3J1         New York, New York 10004
             514-636-9926                     212-858-1000
             ------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 March 18, 1997
                          -----------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following: |_|

Check the following box if a fee is being paid with this Statement:   |_|

                                  SCHEDULE 13D

----------------------------------------
CUSIP NO. 441069101
----------------------------------------
--------------------------------------------------------------------------------
         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                            Wyant & Company Inc.
--------------------------------------------------------------------------------
         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a)  |X|
                                            (b)  |_|
--------------------------------------------------------------------------------
         3.       SEC USE ONLY
--------------------------------------------------------------------------------
         4.       SOURCE OF FUNDS
                                            OO
--------------------------------------------------------------------------------
         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                            |_|
--------------------------------------------------------------------------------
         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                            Canada
--------------------------------------------------------------------------------
NUMBER OF                   7.  SOLE VOTING POWER
SHARES                               0
BENEFICIALLY               -----------------------------------------------------
OWNED BY                    8.  SHARED VOTING POWER
EACH PERSON                     1,315,690,  of which 1,000,000 shares is
                                represented  by the  right  to  exchange
                                1,000,000  shares  of Class E  Preferred
                                Stock of Wood  Wyant  Inc.  (See Items 4
                                and 5)
                           -----------------------------------------------------
                            9.  SOLE DISPOSITIVE POWER
                                     0
                           -----------------------------------------------------
                           10.  SHARED DISPOSITIVE POWER
                                1,315,690,  of which 1,000,000 shares is
                                represented  by the  right  to  exchange
                                1,000,000  shares  of Class E  Preferred
                                Stock of Wood  Wyant  Inc.  (See Items 4
                                and 5)
--------------------------------------------------------------------------------
         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,937,690 shares of Common Stock, of which 1,000,000 shares is represented by the right to acquire 1,000,000 shares of Common Stock through exchange of 1,000,000 shares of Class E Preferred Stock of Wood Wyant Inc.
--------------------------------------------------------------------------------
         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES
                                            |X|
                  Reporting Person disclaims beneficial ownership of 622,000 shares of Common Stock.
--------------------------------------------------------------------------------
         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                  55.4%; 72% if right of exchange is exercised
--------------------------------------------------------------------------------
         14.      TYPE OF REPORTING PERSON
                                            CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------------
CUSIP NO. 441069101
----------------------------------------
--------------------------------------------------------------------------------
         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                            James A. Wyant
--------------------------------------------------------------------------------
         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a)      |X|
                                            (b)      |_|
--------------------------------------------------------------------------------
         3.       SEC USE ONLY
--------------------------------------------------------------------------------
         4.       SOURCE OF FUNDS
                                            AF
--------------------------------------------------------------------------------
         5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                            |_|
--------------------------------------------------------------------------------
         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                            Canada
--------------------------------------------------------------------------------
NUMBER OF                           7.  SOLE VOTING POWER
SHARES                                      0
BENEFICIALLY                      ----------------------------------------------
OWNED BY                            8.  SHARED VOTING POWER
EACH PERSON                             1,937,690,   of   which   1,000,000   is
WITH                                    represented  by the  right  to  exchange
                                        1,000,000  shares  of Class E  Preferred
                                        Stock of Wood  Wyant  Inc.  (See Items 4
                                        and 5)
                                   ---------------------------------------------
                                    9.  SOLE DISPOSITIVE POWER
                                             0
                                   ---------------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                        1,791,690,   of   which   1,000,000   is
                                        represented  by the  right  to  exchange
                                        1,000,000  shares  of Class E  Preferred
                                        Stock of Wood  Wyant  Inc.  (See Items 4
                                        and 5)
--------------------------------------------------------------------------------
         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,937,690 shares of Common Stock, of which 1,000,000 shares is represented by the right to acquire 1,000,000 shares of Common Stock through exchange of 1,000,000 shares of Class E Preferred Stock of Wood Wyant Inc.
--------------------------------------------------------------------------------
         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES
                                            |_|

--------------------------------------------------------------------------------
         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                  55.4%; 72% if right of exchange is exercised
--------------------------------------------------------------------------------
         14.      TYPE OF REPORTING PERSON
                                            IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
----------------------------------------
CUSIP NO. 441069101
----------------------------------------
--------------------------------------------------------------------------------
         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                            John Derek Wyant
--------------------------------------------------------------------------------
         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a)      |X|
                                            (b)      |_|
--------------------------------------------------------------------------------
         3.       SEC USE ONLY
--------------------------------------------------------------------------------
         4.       SOURCE OF FUNDS
                                            AF; OO
--------------------------------------------------------------------------------
         5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                            |_|
--------------------------------------------------------------------------------
         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                            Canada
--------------------------------------------------------------------------------
NUMBER OF                           7.  SOLE VOTING POWER
SHARES                                      0
BENEFICIALLY                       ---------------------------------------------
OWNED BY                            8.  SHARED VOTING POWER
EACH PERSON                             321,333,  of which 83,333 is represented
WITH                                    by the right to exchange  83,333  shares
                                        of Class E Preferred Stock of Wood Wyant
                                        Inc.   (See  Items  4  and  5)
                                  ----------------------------------------------
                                    9.  SOLE DISPOSITIVE  POWER
                                        0
                                   ---------------------------------------------
                                   10.  SHARED DISPOSITIVE  POWER
                                        321,333,  of which 83,333 is represented
                                        by the right to exchange  83,333  shares
                                        of Class E Preferred Stock of Wood Wyant
                                        Inc. (See Items 4 and 5)
--------------------------------------------------------------------------------
         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,937,690 shares of Common Stock, of which 1,000,000 shares is represented by the right to acquire 1,000,000 shares of Common Stock through exchange of 1,000,000 shares of Class E Preferred stock of Wood Wyant Inc.
--------------------------------------------------------------------------------
         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES
                                            |X|
                  Reporting Person disclaims beneficial ownership of 699,690 shares of Common Stock, plus 916,667 shares of Common Stock receivable after exchange of Class E Preferred Stock of Wood Wyant Inc.
--------------------------------------------------------------------------------
         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                  55.4%; 72% if right of exchange is exercised
--------------------------------------------------------------------------------
         14.      TYPE OF REPORTING PERSON
                                            IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
----------------------------------------
CUSIP NO. 441069101
----------------------------------------
--------------------------------------------------------------------------------
         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                            Lynne Emond
--------------------------------------------------------------------------------
         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a)      |X|
                                            (b)      |_|
--------------------------------------------------------------------------------
         3.       SEC USE ONLY
--------------------------------------------------------------------------------
         4.       SOURCE OF FUNDS
                                            AF; OO
--------------------------------------------------------------------------------
         5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                            |_
--------------------------------------------------------------------------------
         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                            Canada
--------------------------------------------------------------------------------
NUMBER OF                           7.  SOLE VOTING POWER
SHARES                                      0
BENEFICIALLY                       ---------------------------------------------
OWNE BY                             8.  SHARED VOTING POWER
EACH PERSON                             321,333,  of which 83,333 is represented
WITH                                    by the right to exchange  83,333  shares
                                        of Class E Preferred Stock of Wood Wyant
                                        Inc.  (See Items 4 and 5),000 (See Items
                                        4 and 5)
                                   ---------------------------------------------
                                    9.  SOLE DISPOSITIVE POWER
                                            0
                                   ---------------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                        321,333,  of which 83,333 is represented
                                        by the right to exchange  83,333  shares
                                        of Class E Preferred Stock of Wood Wyant
                                        Inc. (See Items 4 and 5)
--------------------------------------------------------------------------------
         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,937,690 shares of Common Stock, of which 1,000,000 shares is represented by the right to acquire 1,000,000 shares of Common Stock through exchange of 1,000,000 shares of Class E Preferred stock of Wood Wyant Inc.
--------------------------------------------------------------------------------
         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES
                                            |X|
                  Reporting Person disclaims beneficial ownership of 699,690 shares of Common Stock, plus 916,667 shares of Common Stock receivable after exchange of Class E Preferred Stock of Wood Wyant Inc.
--------------------------------------------------------------------------------
         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                  55.4; 72% if right of exchange is exercised
--------------------------------------------------------------------------------
         14.      TYPE OF REPORTING PERSON
                                            IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
----------------------------------------
CUSIP NO. 441069101
----------------------------------------
--------------------------------------------------------------------------------
         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                            Gerald W. Wyant
--------------------------------------------------------------------------------
         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a)      |X|
                                            (b)      |_|
--------------------------------------------------------------------------------
         3.       SEC USE ONLY
--------------------------------------------------------------------------------
         4.       SOURCE OF FUNDS
                                            AF; OO
--------------------------------------------------------------------------------
         5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                            |_|
--------------------------------------------------------------------------------
         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                            Canada
--------------------------------------------------------------------------------
NUMBER OF                           7.  SOLE VOTING POWER
SHARES                                      0
BENEFICIALLY                       ---------------------------------------------
OWNED BY                            8.  SHARED VOTING POWER
EACH PERSON                             146,000 (See Items 4 and 5)
WITH                               ---------------------------------------------
                                    9.  SOLE DISPOSITIVE POWER
                                           0
                                   ---------------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                           0 (See Items 4 and 5)
--------------------------------------------------------------------------------
         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING  PERSON

                  1,937,690 shares of Common Stock, of which 1,000,000 shares is represented by the right to acquire 1,000,000 shares of Common Stock through exchange of 1,000,000 shares of Class E Preferred stock of Wood Wyant Inc.
--------------------------------------------------------------------------------
         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES
                                            |X|
                  Reporting Person disclaims beneficial ownership of 791,690 shares of Common Stock, plus 1,000,000 shares of Common Stock receivable after exchange of Class E Preferred Stock of Wood Wyant Inc.
--------------------------------------------------------------------------------
         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                  55.4; 72% if right of exchange is exercised
--------------------------------------------------------------------------------
         14.      TYPE OF REPORTING PERSON
                                            IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------------
CUSIP NO. 441069101
----------------------------------------
--------------------------------------------------------------------------------
         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           Derek Wyant Holdings, Inc.
--------------------------------------------------------------------------------
         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a)      |X|
                                            (b)      |_|
--------------------------------------------------------------------------------
         3.       SEC USE ONLY
--------------------------------------------------------------------------------
         4.       SOURCE OF FUNDS
                                            AF; OO
--------------------------------------------------------------------------------
         5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                            |_|
--------------------------------------------------------------------------------
         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                            Canada
--------------------------------------------------------------------------------
NUMBER OF                           7.  SOLE VOTING POWER
SHARES                                      0
BENEFICIALLY                       ---------------------------------------------
OWNED BY                            8.  SHARED VOTING POWER
EACH PERSON                             321,333,  of which 83,333 is represented
WITH                                    by the right to exchange  83,333  shares
                                        of Class E Preferred Stock of Wood Wyant
                                        Inc. (See Items 4 and 5)
                                   ---------------------------------------------
                                    9.  SOLE DISPOSITIVE POWER
                                            0
                                   ---------------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                        321,333,  of which 83,333 is represented
                                        by the right to exchange  83,333  shares
                                        of Class E Preferred Stock of Wood Wyant
                                        Inc. (See Items 4 and 5)
--------------------------------------------------------------------------------
         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,937,690 shares of Common Stock, of which 1,000,000 shares is represented by the right to acquire 1,000,000 shares of Common Stock through exchange of 1,000,000 shares of Class E Preferred stock of Wood Wyant Inc.
--------------------------------------------------------------------------------
         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES
                                            |X|
                  Reporting Person disclaims beneficial ownership of 699,690 shares of Common Stock, plus 916,667 shares of Common Stock receivable after exchange of Class E Preferred Stock
--------------------------------------------------------------------------------
         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                  55.4%; 72% if right of exchange is exercised
--------------------------------------------------------------------------------
         14.      TYPE OF REPORTING PERSON
                                            CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------------
CUSIP NO. 441069101
----------------------------------------
--------------------------------------------------------------------------------
         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                            3287858 Canada Inc.
--------------------------------------------------------------------------------
         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a)      |X|
                                            (b)      |_|
--------------------------------------------------------------------------------
         3.       SEC USE ONLY
--------------------------------------------------------------------------------
         4.       SOURCE OF FUNDS
                                            AF; OO
--------------------------------------------------------------------------------
         5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                            |_|
--------------------------------------------------------------------------------
         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                            Canada
--------------------------------------------------------------------------------
NUMBER OF                           7.  SOLE VOTING POWER
SHARES                                      0
BENEFICIALLY                       ---------------------------------------------
OWNED BY                            8.  SHARED VOTING POWER
EACH PERSON                             321,333,  of which 83,333 is represented
WITH                                    by the right to exchange  83,333  shares
                                        of Class E Preferred Stock of Wood Wyant
                                        Inc. (See Items 4 and 5)
                                   ---------------------------------------------
                                    9.  SOLE DISPOSITIVE POWER
                                            0
                                   ---------------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                        321,333,  of which 83,333 is represented
                                        by the right to exchange  83,333  shares
                                        of Class E Preferred Stock of Wood Wyant
                                        Inc. (See Items 4 and 5)
--------------------------------------------------------------------------------
         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,937,690 shares of Common Stock, of which 1,000,000 shares is represented by the right to acquire 1,000,000 shares of Common Stock through exchange of 1,000,000 shares of Class E Preferred stock of Wood Wyant Inc.
--------------------------------------------------------------------------------
         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES
                                            |X|
                  Reporting Person disclaims beneficial ownership of 669,690 shares of Common Stock, plus 916,667 shares of Common Stock receivable after exchange of Class E Preferred Stock
--------------------------------------------------------------------------------
         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                  55.4%; 72% if right of exchange is exercised
--------------------------------------------------------------------------------
         14.      TYPE OF REPORTING PERSON
                                            CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------------
CUSIP NO. 441069101
----------------------------------------
--------------------------------------------------------------------------------
         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                            3323986 Canada Inc.
--------------------------------------------------------------------------------
         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a)      |X|
                                            (b)      |_|
--------------------------------------------------------------------------------
         3.       SEC USE ONLY
--------------------------------------------------------------------------------
         4.       SOURCE OF FUNDS
                                            AF; OO
--------------------------------------------------------------------------------
         5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                            |_|
--------------------------------------------------------------------------------
         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                            Canada
--------------------------------------------------------------------------------
NUMBER OF                           7.  SOLE VOTING POWER
SHARES                                      0
BENEFICIALLY                       ---------------------------------------------
OWNED BY                            8.  SHARED VOTING POWER
EACH PERSON                             146,000 (See Items 4 and 5)
WITH                               ---------------------------------------------
                                    9.  SOLE DISPOSITIVE POWER
                                             0
                                   ---------------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                            0 (See Items 4 and 5)
--------------------------------------------------------------------------------
         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,937,690 shares of Common Stock, of which 1,000,000 shares is represented by the right to acquire 1,000,000 shares of Common Stock through exchange of 1,000,000 shares of Class E Preferred stock of Wood Wyant Inc.
--------------------------------------------------------------------------------
         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES
                                            |X|
                  Reporting Person disclaims beneficial ownership of 791,690 shares of Common Stock, plus 1,000,000 shares of Common Stock receivable after exchange of Class E Preferred Stock
--------------------------------------------------------------------------------
         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                  55.4%; 72% if right of exchange is exercised
--------------------------------------------------------------------------------
         14.      TYPE OF REPORTING PERSON
                                            CO
--------------------------------------------------------------------------------

                                AMENDMENT NO. 13
                                       TO
                                  SCHEDULE 13D


                  The Items identified below are amended. Capitalized terms used herein which have not been defined shall have the meaning ascribed to them in the initial filing of the Schedule 13D dated May 14, 1990 and any amendments thereto.

Item 1.  Security and Issuer.

         This statement relates to the Common Stock, $.01 par value per share (the "Common Stock"), of Wyant Corporation (f/k/a Hosposable Products, Inc.), a New York corporation (the "Company"), the principal executive offices of which are located at 100 Readington Road, Somerville, New Jersey 08876.

Item 2.  Identity and Background.

         This statement is being filed on behalf of the following corporations and individuals (the "Filing Parties"), which together may constitute a group pursuant to Rule 13d-5 of the Securities Exchange Act of 1934, as amended (the "Act"):

         A.       Wyant & Company Inc.

         B.       James A. Wyant.

         C.       John Derek Wyant.

         D.       Lynne Emond.

         E.       Gerald W. Wyant.

         F.       Derek Wyant Holdings Inc.

         G.       3287858 Canada Inc.

         H. 3323986 Canada Inc., a corporation incorporated under the Canada Business Corporations Act ("New Geraldco"). New Geraldco is wholly owned by Gerald W. Wyant and its principal business is to hold and preserve shares of Common Stock for Gerald W. Wyant. New Geraldco's directors are Gerald W. Wyant and James A. Wyant, and its officers are James A. Wyant, who is President and Secretary, and Lynn Grassby, who is Assistant Secretary. New Geraldco maintains its principal address at 1475 32nd Avenue, Lachine, Quebec H8T 3J1.

         During the last five years, none of the Filing Parties nor any of their respective directors and officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         See Item 4 below.

Item 4.  Purpose of Transaction.

         This statement is being filed in connection with the closing of the acquisition (the "Closing") by Wood Wyant Inc. (f/k/a 3290441 Canada Inc.) ("Sub"), a Canadian corporation wholly owned by the Company, of the business and all operating assets of Wyant & Company Inc. (f/k/a G.H. Wood + Wyant Inc.), a corporation incorporated under the Canada Business Corporations Act ("Wyant"), pursuant to the terms and conditions of the Asset Purchase Agreement dated as of November 12, 1996 and amended as of January 22, 1997 among the Company, Sub and Wyant.

         The sale and transfer of the shares of Common Stock referred to below were expressly conditioned upon, and became effective as of, the Closing. Such sales and transfers were made pursuant to the terms and conditions of (i) separate Memoranda of Agreement, each dated as of September 3, 1996 between Wyant and certain of its shareholders (collectively, the "Memoranda"), (ii) a Voting Trust Agreement dated as of March 18, 1997 (the "Voting Trust Agreement") among Wyant, McCarthy Tetrault, as depositary (the "Depositary"), James A. Wyant, as voting trustee (the "Voting Trustee"), 3287858 Canada Inc., a corporation wholly owned by Lynne Emond and incorporated under the Canada Business Corporations Act ("Lynneco"), and Derek Wyant Holdings Inc. (f/k/a 1186020 Ontario Limited), a corporation wholly owned by John Derek Wyant and incorporated under the Business Corporations Act (Ontario) ("Derekco"), and
(iii) a Voting Trust Agreement dated as of March 14, 1997 (the "Geraldco Voting Trust Agreement") among McCarthy Tetrault, as depositary (the "Geraldco Depositary"), James A. Wyant, as voting trustee (the "Geraldco Voting Trustee"), and New Geraldco.

         As of September 3, 1996, pursuant to the Memoranda, Wyant sold (i) 146,000 shares (the "Geraldco Shares") of Common Stock to 3271706 Canada Inc., a corporation wholly owned by Gerald W. Wyant and incorporated under the Canada Business Corporations Act ("Old Geraldco"), (ii) 238,000 shares (the "Lynneco Shares") of Common Stock to Lynneco, and (iii) 238,000 shares (the "Derekco Shares") of Common Stock to Derekco, thereby leaving Wyant with 315,690 shares (the "Wyant Shares") of Common Stock. On March 13, 1997, Old Geraldco transferred the Geraldco Shares to New Geraldco. As of March 18, 1997, (i) pursuant to the Voting Trust Agreement, Lynneco, Derekco and Wyant deposited the Lynneco Shares, the Derekco Shares and the Wyant Shares (collectively, the "Deposited Shares"), respectively, with the Depositary and (ii) pursuant to the Geraldco Voting Trust Agreement, New Geraldco deposited the Geraldco Shares with the Geraldco Depositary.

         The aforesaid discussion is a summary of only certain provisions of the Memoranda, which is incorporated herein by reference as Exhibit B. Such summary is qualified in its entirety by reference to the Memoranda.

         Pursuant to the Voting Trust Agreement, the Voting Trustee possesses and is entitled to exercise, in his sole and absolute discretion, the right to vote or take part in any corporate or shareholders' action with respect to the Deposited Shares. Also, the Voting Trustee has the right, at any time and from time to time, to sell the Deposited Shares subject to the provisions of the Voting Trust Agreement. After six years, Derekco, Lynneco and Wyant shall each have the right to have up to a specified percentage of their respective Deposited Shares released each year from the voting trust. Except as otherwise provided in the Voting Trust Agreement, the Deposited Shares and the voting trust certificates representing the Deposited Shares are not transferable.

         The aforesaid discussion is a summary of only certain provisions of the Voting Trust Agreement, which is incorporated herein by reference to Exhibit C. Such summary is qualified in its entirety by reference to the Voting Trust Agreement.

         Pursuant to the Geraldco Voting Trust Agreement, the Geraldco Voting Trustee possesses and is entitled to exercise, in his sole and absolute discretion, the right to vote or take part in any corporate or shareholders' action with respect to the Geraldco Shares. Also, the Geraldco Voting Trustee has the right, at any time and from time to time, to purchase the Geraldco Shares subject to the provisions of the Geraldco Voting Trust Agreement. Except as otherwise provided in the Geraldco Voting Trust Agreement, the Geraldco Shares and the voting trust certificate representing the Geraldco Shares are not transferable.

         The aforesaid discussion is a summary of only certain provisions of the Geraldco Voting Trust Agreement, which is attached hereto as Exhibit D. Such summary is qualified in its entirety by reference to the Geraldco Voting Trust Agreement.

         In addition to the foregoing, under the terms and conditions of an Agreement dated May 2, 1996 among Wyant and certain of its shareholders (the "Wyant Agreement") and by virtue of Derekco's and Lynneco's respective ownership of Class X and Class XI preferred shares of Wyant, each of Derekco and Lynneco is entitled to cause Wyant to (i) exchange up to 83,333 of Wyant's 1,000,000 shares of Class E Preferred Stock of Sub for an equal number of shares of Common Stock and (ii) immediately thereafter, sell such shares of Common Stock and deliver to Derekco and Lynneco the net after-tax proceeds resulting from such sale.

         The aforesaid discussion is a summary of only certain provisions of the Wyant Agreement, which is incorporated herein by reference to Exhibit E. Such summary is qualified in its entirety by reference to the Wyant Agreement.

Item 5.  Interest in Securities of the Issuer.

         (a) After giving effect to the transactions consummated at the Closing, each of the Filing Parties who, together may comprise a group within the meaning of Section 13(d)(3) of the Act, is the beneficial owner of 937,690 shares of Common Stock, or 55.4% of the outstanding shares of Common Stock (based upon 1,692,476 outstanding shares of Common Stock). Upon the exchange of 1,000,000 shares of Class E Preferred Stock of Wood Wyant Inc., each such Filing Party will be the beneficial owner of 1,937,690 shares of Common Stock, or 72% of the then outstanding shares of Common Stock (based upon 2,692,476 shares of Common Stock).

                  Each of the Filing Parties disclaims beneficial ownership to all shares of Common Stock, except for:

                  1. Wyant, with respect to the Wyant Shares and 1,000,000 shares of Common Stock receivable after the exchange of 1,000,000 shares of Class E Preferred Stock of Wood Wyant Inc.

                  2. John Derek Wyant and Derekco, with respect to the Derekco Shares and 83,333 shares receivable after the exchange of 83,333 shares of Class E Preferred Stock of Wood Wyant Inc.

                  3. Lynne Emond and Lynneco, with respect to the Lynneco Shares and 83,333 shares receivable after the exchange of 83,333 shares of Class E Preferred Stock of Wood Wyant Inc.

                  4. Gerald W. Wyant and New Geraldco, with respect to the Geraldco Shares.

         (b) None of the Filing Parties has the sole or shared power to vote or to direct the vote and to direct the disposition of any shares of Common Stock owned by each of them as described in paragraph (a), except for:

                  1. Wyant, which has the shared power to vote and the shared dispositive power over the Wyant Shares and 1,000,000 shares of Common Stock receivable after the exchange of the Class E Preferred Stock of Wood Wyant Inc.

                  2. James A. Wyant is deemed to have the shared power to direct the vote and to direct the disposition of all shares directly owned by Wyant (which shares total 1,315,690) by virtue of his ownership of all of the voting stock of Wyant. In addition, James A. Wyant has the shared power to direct the vote of the Derekco Shares, the Lynneco Shares and the Geraldco
                           Shares, and the shared dispositive power over the Derekco Shares and the Lynneco Shares.

                  3. Derekco has the shared power to direct the vote and to direct the disposition of the Derekco Shares and the 83,333 shares of Common Stock receivable after the exchange of the Class E Preferred Stock of Wood Wyant Inc.

                  4. John Derek Wyant is deemed to have the shared power to direct the vote and to direct the disposition of all shares directly owned by Derekco by virtue of his ownership of all of the voting stock of Derekco.

                  5. Lynneco has the shared power to direct the vote and to direct the disposition of the Lynneco Shares and the 83,333 shares of Common Stock receivable after the exchange of the Class E Preferred Stock.

                  6. Lynne Emond is deemed to have the shared power to direct the vote and to direct the disposition of all shares directly owned by Lynneco by virtue of her ownership of all of the voting stock of Lynneco.

                  7. New Geraldco has the shared power to direct the vote of the Geraldco Shares.

                  8. Gerald W. Wyant is deemed to have the shared power to direct the vote and to direct the disposition of all shares directly owned by New Geraldco by virtue of his ownership of all of the voting stock of New Geraldco.

         (c) There have been no transactions in the Common Stock that were effected over the past 60 days, other than described herein.

         (d) Except as otherwise disclosed herein, no other person has the right to receive or the power to direct receipt of dividends from, or the proceeds of the sale of, such Common Stock.

Item 7.  Material to be Filed as Exhibits.

Exhibit A         Joint Filing  Agreement,  dated March 31, 1997,  among Wyant &
                  Company Inc., James A. Wyant,  John Derek Wyant,  Lynne Emond,
                  Gerald W. Wyant,  Derek Wyant Holdings,  Inc.,  3287858 Canada
                  Inc. and 3323986 Canada Inc.

Exhibit B         Memorandum of Agreement  dated as of September 3, 1996 between
                  G.H.  Wood + Wyant Inc.  and John Derek Wyant;  Memorandum  of
                  Agreement,  dated as of September 3, 1996 between G.H.  Wood +
                  Wyant Inc. and Lynne Emond; and Memorandum of Agreement, dated as of September 3, 1996 between G.H. Wood + Wyant Inc. and
                  Gerald W. Wyant (each incorporated by reference to Exhibits E,
                  F and G, respectively, of Amendment No. 11 to Schedule 13D dated October 9, 1996 and filed on October 29, 1996)

Exhibit C         Voting  Trust  Agreement  dated  as  of March 18,  1997  among
                  Wyant & Company Inc., McCarthy Tetrault, as depositary,  James
                  A. Wyant,  as voting  trustee,  3287858 Canada Inc., and Derek
                  Wyant   Holdings  Inc.   (f/k/a   1186020   Ontario   Limited)
                  (incorporated by reference to Exhibit C of Amendment No. 12 to
                  Schedule 13D dated  December 3, 1996 and filed on December 13,
                  1996 ("Amendment No. 12")).

Exhibit D         Voting  Trust  Agreement  dated  as  of March 14,  1997  among
                  McCarthy Tetrault, as depositary, James A. Wyant, as voting trustee, and 3323986 Canada Inc.

Exhibit E         Agreement   dated  May 2, 1996  among  G.H. Wood + Wyant Inc.,
                  John Derek Wyant, M.D., Lynne Emond, James A. Wyant and Gerald
                  W. Wyant  (incorporated by reference to Exhibit C of Amendment
                  No. 10 to  Schedule  13D dated June 11, 1996 and filed on July
                  12, 1996).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                       WYANT & COMPANY INC.


DATED:  March 31, 1997                 By:  /c/ Donald C. MacMartin
                                            ------------------------------
                                                Donald C. MacMartin
                                                President


                                       /c/ James A. Wyant
                                       -----------------------------------
                                           James A. Wyant


                                       /c/ John Derek Wyant
                                       -----------------------------------
                                           John Derek Wyant


                                       /c/ Lynne Emond
                                       -----------------------------------
                                           Lynne Emond


                                       /c/ Gerald W. Wyant
                                       -----------------------------------
                                           Gerald W. Wyant

                                       DEREK WYANT HOLDINGS, INC.


                                       By:  /c/ John Derek Wyant
                                          --------------------------------
                                                John Derek Wyant
                                                President


                                       3287858 CANADA INC.


                                       By:  /c/ Lynne Emond
                                          --------------------------------
                                                Lynne Emond
                                                President


                                       3323986 CANADA INC.


                                       By:  /c/ Gerald W. Wyant
                                          --------------------------------
                                          Name:    Gerald W. Wyant
                                          Title:

                                  EXHIBIT INDEX

Exhibit A         Joint Filing  Agreement,  dated March 31, 1997,  among Wyant &
                  Company Inc., James A. Wyant,  John Derek Wyant,  Lynne Emond,
                  Gerald W. Wyant,  Derek Wyant Holdings,  Inc.,  3287858 Canada
                  Inc. and 3323986 Canada Inc.

Exhibit B         Memorandum of Agreement  dated as of September 3, 1996 between
                  G.H.  Wood + Wyant Inc.  and John Derek Wyant;  Memorandum  of
                  Agreement,  dated as of September 3, 1996 between G.H.  Wood +
                  Wyant Inc. and Lynne Emond; and Memorandum of Agreement, dated as of September 3, 1996 between G.H. Wood + Wyant Inc. and
                  Gerald W. Wyant (each incorporated by reference to Exhibits E,
                  F and G, respectively, of Amendment No. 11 to Schedule 13D dated October 9, 1996 and filed on October 29, 1996)

Exhibit C         Voting  Trust  Agreement  dated as of March 18,  1997  among
                  Wyant & Company Inc., McCarthy Tetrault, as depositary,  James
                  A. Wyant,  as voting  trustee,  3287858 Canada Inc., and Derek
                  Wyant   Holdings  Inc.   (f/k/a   1186020   Ontario   Limited)
                  (incorporated by reference to Exhibit C of Amendment No. 12 to
                  Schedule 13D dated  December 3, 1996 and filed on December 13,
                  1996 ("Amendment No. 12")).

Exhibit D         Voting  Trust  Agreement  dated as of March 14,  1997  among
                  McCarthy Tetrault, as depositary, James A. Wyant, as voting trustee, and 3323986 Canada Inc.

Exhibit E         Agreement  dated  May 2, 1996   among  G.H. Wood + Wyant Inc.,
                  John Derek Wyant, M.D., Lynne Emond, James A. Wyant and Gerald
                  W. Wyant  (incorporated by reference to Exhibit C of Amendment
                  No. 10 to  Schedule  13D dated June 11, 1996 and filed on July
                  12, 1996).

                                                                  EXHIBIT A
                             JOINT FILING AGREEMENT

         The undersigned, and each of them, do hereby agree and consent to the filing of a single statement on Schedule 13D and amendments thereto, in accordance with the provisions of Rule 13d-1(f)(1) of the Securities Exchange Act of 1934.
                                        WYANT & COMPANY INC.


DATED:  March 31, 1997                 By:  /c/ Donald C. MacMartin
                                            ------------------------------
                                                Donald C. MacMartin
                                                President


                                       /c/ James A. Wyant
                                       -----------------------------------
                                           James A. Wyant


                                       /c/ John Derek Wyant
                                       -----------------------------------
                                           John Derek Wyant


                                       /c/ Lynne Emond
                                       -----------------------------------
                                           Lynne Emond


                                       /c/ Gerald W. Wyant
                                       -----------------------------------
                                           Gerald W. Wyant

                                       DEREK WYANT HOLDINGS, INC.


                                        By:  /c/ John Derek Wyant
                                           -------------------------------
                                                 John Derek Wyant
                                                 President


                                       3287858 CANADA INC.


                                       By:  /c/ Lynne Emond
                                          --------------------------------
                                                Lynne Emond
                                                President


                                       3323986 CANADA INC.


                                       By:  /c/ Gerald W. Wyant
                                          --------------------------------
                                          Name:    Gerald W. Wyant
                                          Title:

                                                                EXHIBIT D

                                                                DRAFT
                                                                March 14, 1997


                             VOTING TRUST AGREEMENT


                  THIS  VOTING  TRUST  AGREEMENT  entered  into  at the  City of
Montreal, Province of Quebec, on this 14th day of March 1997, between 323986 CANADA INC., herein represented by Gerald W. Wyant (hereinafter referred to as the "Shareholder"), and JAMES A. WYANT (hereinafter referred to as "Voting Trustee") and McCARTHY TETRAULT (hereinafter referred to as the "Depositary").

                  WHEREAS the Shareholder represents that it is the owner of and has full voting power with respect to 146,000 fully paid common shares of the capital stock of Hosposable Products, Inc. ("Hosposable") (the "Shares");

                  WHEREAS the Shareholder has the power to deposit the Shares with the Depositary to be held and dealt with under and pursuant to the terms and conditions hereof;

                  WHEREAS the Shareholder has requested the Depositary to take and hold the Shares as registered holder thereof, as a depositary, and to act in accordance with the terms of this Agreement, and the Depositary has agreed to do so; and

                  WHEREAS the Shareholder desires to authorize the Voting Trustee to vote the Shares on the terms set forth in this Agreement and the Voting Trustee has agreed to do so;

                  NOW, THEREFORE, THIS AGREEMENT WITNESSES that in consideration of their mutual agreements and covenants each with the other, the parties agree as follows:


                  I.  INTERPRETATION

                  A. Definitions. In this Agreement, unless something in the subject matter or context is inconsistent therewith:

                  a. "Act" means the Canada Business Corporations Act, as now enacted or as the same may from time to time be amended, re-enacted or replaced;

                  b.  "Affiliate" has the meaning ascribed thereto in the Act;

                  c. "Agreement", "hereunder", "hereof" and "herein" means this agreement and all schedules attached hereto and all amendments made hereto and thereto by written agreement between the Shareholder, the Voting Trustee and the Depositary;

                  d.  "Associate" has the meaning ascribed thereto in the Act;

                  e. "Business Day" means a day other than a Saturday, Sunday or statutory holiday in Quebec;

                  f. "Change in Control" shall mean the occurrence of any of the following events, directly or indirectly or in one or more series of transactions:

                           (i)  approval  of  Hosposable's   shareholders  of  a
         consolidation or merger of Hosposable with any Third Party, unless Hosposable is the entity surviving such merger or consolidation;

                           (ii) approval of Hosposable's shareholders of a transfer of all or substantially all of the assets of Hosposable to a Third Party or a complete liquidation or dissolution of Hosposable;

                  g. "control" has the meaning ascribed thereto in the Act and "controlled" has the corresponding meaning;

                  h.  "Deposited  Shares"  has the meaning  ascribed  thereto in section 3.1.1;

                  i.  "Permitted Transferee" has the meaning ascribed thereto in section 7.2.1;

                  j. "Takeover Bid" means an offer to purchase common shares of Hosposable that must, by reason of applicable securities legislation or the requirements of a stock exchange on which the common shares are listed, be made to all or substantially all holders of common shares to which the requirement applies, and for the purposes of this definition, the varying of any term of such offer shall be deemed to constitute the making of a new offer;

                  k. "Third Party" means a person, corporation or other entity that is not an Affiliate of Hosposable or controlled directly or indirectly by the Voting Trustee;

                  l. "Transfer Agent" means the transfer agent from time to time for the Common Shares;

                  m. "Voting  Trust   Certificate"  has  the  meaning  ascribed
thereto in section 3.2;

                  B. Number. Words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa and words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations and vice versa.


                  II.  TERM.

                  This Agreement shall commence on the date hereof and continue in effect until March 31, 2007 unless sooner terminated pursuant to the provisions of section 4 hereof.


                  III.  VOTING TRUST

                  A.  Deposit of Shares.

                           1.  The  Depositary  hereby   acknowledges  that  the
Shareholder has deposited with the Depositary a stock power for the Shares, namely 146,000 common shares of the capital stock of Hosposable, agrees forthwith to cause such Shares to be registered in the name of the Depositary and agrees to hold all such Shares and all rights, additional shares and securities relating to the Shares referred to in section 3.5 hereof ("Deposited Shares") for the purposes of this Agreement in accordance with the terms and conditions hereof.

                           2.  Save as herein otherwise expressly provided,  the
Deposited Shares shall not be withdrawn from deposit until the termination of this Agreement.

                           3.  The Shareholder  agrees that the Deposited Shares
shall be registered in the name of the Depositary and undertakes to provide a certificate or certificates evidencing such Deposited Shares and to sign all such documents and instruments as may be necessary for such purpose. The Depositary shall not release, sell, gift over, transfer, assign, pledge, charge, hypothecate, mortgage, grant a security interest in or in any other way dispose of or encumber the Deposited Shares or agree to do any of the foregoing, except as expressly provided for in sections 7.2 and 3.11 of this Agreement.

                  B. Voting  Trust  Certificates.  The  Depositary  shall,  upon receipt of a certificate evidencing 146,000 common shares of the capital stock of Hosposable, registered in the name of the Depositary in its quality as such, issue in the name of and deliver to the Shareholder Voting Trust Certificates representing the Deposited Shares, substantially in the form set out in Schedule A to this Agreement or in such other form as may be approved by the parties hereto (the "Voting Trust Certificates"), and the terms, provisions and conditions set out in such Voting Trust Certificates shall have the same effect as if set out in full in this Agreement. The Depositary shall maintain a register at the office of the Depositary setting forth the name and address of each holder of Voting Trust Certificates, the number of common shares represented thereby and of all transfers of such Voting Trust Certificates permitted hereunder, notice of which has been given to the Depositary.

                  C. Ownership of Deposited Shares. Notwithstanding their registration in the name of the Depositary, the Deposited Shares shall continue to be beneficially owned by the Shareholder and the Depositary shall hold such Deposited Shares as a depositary for the Shareholder which shall continue to enjoy all the rights relating to the ownership of such Deposited Shares except as otherwise provided herein.

                  D. Dividends and Other Distributions. All dividends declared and paid and other distributions made on the Deposited Shares shall, upon receipt by the Depositary, be paid pro rata over to the holders of the Voting Trust Certificates of record in the register of the Depositary referred to in section 3.2 on the record date for such dividend or distribution on the Deposited Shares as determined by the Corporation, subject to the prior fulfillment of any obligations incumbent on the Depositary by law as regards the payment or deduction of any income or other tax; provided that if any such dividend or distribution shall take the form of shares of Hosposable carrying voting rights, such new shares shall not be distributed as such but shall be added by the Depositary to the Deposited Shares and be represented by the distribution pro rata to such holders of Voting Trust Certificates of additional Voting Trust Certificates representing the same.

                  E. Additional Rights. If at any time the holders of shares of Hosposable become entitled to exercise any rights of subscription in respect of any shares and/or other securities of Hosposable, the Depositary and/or the Voting Trustee will take all necessary and proper steps to make such rights available to the holders of Voting Trust Certificates representing the Deposited Shares to which such rights may appertain, and if the exercise of such rights shall result in the issuance of shares of Hosposable carrying Voting Rights, the Depositary shall hold the shares so issued as Deposited Shares subject to the terms of this Agreement and shall issue Voting Trust Certificates in respect of such shares to the parties respectively entitled thereto.

                  In the event of a change or reclassification of the shares of Hosposable whereby the shares of any class held by the Depositary hereunder are to be exchanged in whole or in part for new or different shares or other securities of Hosposable, the Depositary is empowered to make such exchange and to the extent that such new or different shares carry voting rights to hold such shares as Deposited Shares subject to the terms of this Agreement.

                  In  the  event  the  Depositary  receives  any  shares  of any successor corporation with or into which Hosposable may be merged, consolidated or amalgamated which, by the terms of such merger, consolidation or amalgamation, are issuable in respect of or in exchange for shares of Hosposable held by the Depositary and which the Depositary may surrender in lieu of or in exchange for such shares, the Depositary shall retain, subject to the terms of this Agreement, any certificates for such shares so received by it carrying voting rights as Deposited Shares. The Depositary shall deliver to the holders of Voting Trust Certificates in exchange for and against surrender of the same
(i) Voting Trust Certificates for the shares, if any, retained by the Depositary and (ii) share certificates for the shares, if any, received by the Depositary not having Voting Rights. In the event of any such merger, consolidation or amalgamation, the successor corporation shall thereupon for the purposes of this Agreement be deemed to be Hosposable.

                  The Depositary shall not be required to deliver Voting Trust Certificates or share certificates for a fraction of a share in respect of any dividend, reclassification, merger, consolidation, amalgamation or any other change affecting shares held by it, but may, in lieu thereof, deliver in respect of any fractional interest scrip for Voting Trust Certificates or share certificates in such form as the Voting Trustee and the Depositary shall in their discretion determine, or may, in lieu thereof, deliver cash in such amount as the Voting Trustee and the Depositary shall in their discretion determine in payment of such fractional interest.

                  F. Powers and Duties of the Voting Trustee. Until this Agreement is terminated and the Voting Trust hereby constituted is dissolved, the Voting Trustee shall, subject to the terms hereof (including section 3.4 hereof), possess and be entitled to exercise in his sole and absolute discretion all shareholders' rights to vote and to take part in or consent to any corporate or shareholders' action in respect of and as holder of all Deposited Shares. The holders of Voting Trust Certificates shall not by virtue thereof or of this Agreement or otherwise, have any right under or in respect of any such Deposited Shares to vote or take part in or consent to any such corporate or shareholders' action in respect of such Deposited Shares, or in any way bind or govern the decisions, actions or discretion of the Voting Trustee in respect of all or any of such Deposited Shares. The Depositary, if so required in writing by the Voting Trustee, shall itself vote, take part in, or consent to any corporate or shareholders' action upon, under, or in respect of all or any of the Deposited Shares in accordance with any such instructions as may from time to time be given in writing to the Depositary by the Voting Trustee. The Depositary, if so required by the Voting Trustee, shall make, execute and deliver from time to time such instrument or instruments in proxy, authorizing any person or persons from time to time designated by the Voting Trustee to vote upon the Deposited Shares or other securities or any of them as the Voting Trustee may from time to time require the Depositary to do, and regardless of whether any person or persons so designated shall or be in any way responsible for the manner in which any person or persons so appointed to vote upon the Deposited Shares or other securities or any of them shall exercise the voting rights under such instruments of proxy.

                  G. Prohibition to Dispose of Deposited Shares. While this Voting Trust Agreement is in effect and notwithstanding any provision to the contrary, other than sections 7.2 and 3.11 hereof, neither the Shareholder nor the Voting Trustee nor the Depositary may directly or indirectly sell, transfer, assign or dispose of the Deposited Shares.

                  H. The Voting Trustee may be a director or an officer or representative or agent of Hosposable and may vote for himself as such and he shall not be disqualified from acting as a Voting Trustee by reason of any personal interest, either direct or indirect, in Hosposable or in any of its securities and any firm or corporation in which he may be a shareholder or officer may deal with Hosposable by lending it money, purchasing or selling its securities or otherwise in any manner whatsoever as fully as though he were not a Voting Trustee, nor shall any action be voidable on account of any such personal interest. The Voting Trustee may hold, purchase, sell or otherwise deal with securities of Hosposable not subject to this Agreement to the same extent as if he were not a Voting Trustee.

                  I. The Voting Trustee shall not be entitled to remuneration for acting as such. Any expense or liability of the Depositary shall be chargeable to the Voting Trustee for the account of the holders of Voting Trust Certificates in proportion to the number of securities represented by the Voting Trust Certificates respectively held by them and the Depositary shall not be required to take any action hereunder involving the expenditure of money unless the funds therefor have been provided.

                  J. The rights and powers of the Voting Trustee herein are purely personal to the Voting Trustee and are not subject to transfer nor assignment. The Voting Trustee may at any time resign his office by delivering to the Depositary and the holders of Voting Trust Certificates his written resignation.

                  K. Notwithstanding the foregoing section 3.7, the Shareholder hereby grants the Voting Trustee the right at any time and from time to time to elect to purchase all or part of the Deposited Shares for a price per share equal to the average trading price per share of the common shares of Hosposable over the last twenty trading days next preceding the date of giving a notice by the Voting Trustee to the Shareholder and the Depositary of his election to purchase such Deposited Shares and, within thirty (30) days of the receipt of such written notice and upon the surrender of the applicable Voting Trust Certificates, accompanied by properly executed transfers thereof, the Depositary shall deliver a certificate or certificates for such number of common shares equal to the number of common shares specified in the Voting Trust Certificates so surrendered or, in lieu thereof, in the event of any change, subdivision, combination or reclassification of the shares of Hosposable or of any merger, consolidation or amalgamation to which Hosposable shall be a party, or of any dissolution of Hosposable or distribution of its assets, shares or other securities or assets issued in exchange for or distributable with respect to the number of shares stated in the Voting Trust Certificates so surrendered, thereafter the Depositary shall cancel all Voting Trust Certificates surrendered to it. In the event that the Shareholder surrenders a Voting Trust Certificate specifying a number of Deposited Shares which is greater than the number of common shares to be released, the Depositary shall deliver a new Voting Trust Certificate specifying the number of common shares which are not released. All Deposited Shares which are released under this section 3.11 shall no longer be subject to the provisions of this Agreement.


                  IV.  TERMINATION

                  A. This Agreement and the voting trust hereby created shall be terminated by:

                           1. the expiry of the term stipulated in section 2 hereof;

                           2. dissolution, winding up or liquidation of Hosposable or a successor corporation;

                           3. if the Voting Trustee is in default of his obligations hereunder and such default persists for ninety (90) days following written notice thereof to each of the other parties hereto by the party wishing to terminate this Agreement; or

                           4.  upon the death of the Voting Trustee.

                           5. if the Voting Trustee becomes the owner of all of the issued and outstanding common shares and voting securities of the capital stock of the Shareholder;

                           6. if a Takeover Bid is made for Hosposable and the Voting Trustee or any corporation controlled directly or indirectly by the Voting Trustee elects to tender common shares of the capital stock of Hosposable owned by the Voting Trustee or such corporation into the Takeover Bid;

                           7.  if the Voting Trustee or any corporation directly
         or  indirectly   controlled  by  the  Voting   Trustee  enters  into  a
         transaction which results in a Change of Control of Hosposable; or

                           8. if the Voting Trustee and any corporation directly or indirectly controlled by the Voting Trustee enters into a transaction which results in the Voting Trustee and any such corporation collectively ceasing to own or have voting authority (other than under the terms of this Agreement) over less than 20% of the issued and outstanding voting shares of Hosposable.

                  B. Upon the termination of this Agreement the Depositary shall cause notice to be given to the holders of Voting Trust Certificates that such holders are entitled to receive the shares or other securities held by the Depositary subject to the terms of this Agreement upon surrender of their Voting Trust Certificates to the Depositary, and upon the surrender of such Voting
Trust Certificates, accompanied by properly executed transfers thereof, the Depositary shall deliver a certificate or certificates for the shares of
Hosposable equal in number to the shares specified in the Voting Trust Certificates so surrendered or, in lieu thereof, in the event of any change, subdivision, combination or reclassification of the common shares of Hosposable or of any merger, consolidation or amalgamation to which Hosposable shall be a party, or of any dissolution of Hosposable or distribution of its assets, shares or other securities or assets issued in exchange for or distributable with respect to the number of shares stated in the Voting Trust Certificates so surrendered, thereafter the Depositary shall cancel all Voting Trust Certificates surrendered to it.


                  V.  DEPOSITARY

                  A. The Depositary hereby assents to, and agrees to act as Depositary in accordance with, the terms and conditions set forth in this Agreement.

                  B. The Depositary shall not be liable or responsible for any action taken or suffered in good faith or for anything other than its negligence or default or incur any liability by reason of anything done or permitted to be done at the written request of the Voting Trustee or of the Shareholder, and the Depositary shall be fully protected in all cases where acting upon written directions or authority of the Voting Trustee or of the Shareholder. The
Depositary shall be fully protected in acting upon any notice, request, assignment, power of attorney or other writing believed by it to be genuine and to have been signed by the proper party or parties. The Depositary may consult with counsel (who may be counsel for the Corporation) and the opinion of such counsel shall be full and complete authorization and protection in respect of any action taken or suffered by it hereunder in good faith and in accordance with the opinion of such counsel.

                  C. The Voting Trustee will pay to the Depositary, on behalf of the Shareholder, reasonable remuneration for its services as depositary hereunder and will repay to the Depositary on demand all moneys which shall have been paid by the Depositary for legal expenses or charges or any other expenditure whatsoever which the Depositary may reasonably incur in connection with its services as Depositary under this Agreement. The Shareholder shall forthwith upon demand reimburse the Voting Trustee for any such payments to the Depositary or any other reasonable expenses incurred by the Voting Trustee hereunder.

                  D. The Depositary shall not be required to deliver, issue and transfer Voting Trust Certificates or to transfer or deliver shares or other property unless and until all issue, transfer and other taxes and governmental charges and expenses which shall be payable in connection with or by reason of such delivery, issue or transfer, shall have been paid.

                  E. The Depositary may at any time resign by giving to the Voting Trustee one (1) month's notice in writing of such resignation. The Voting Trustee may at any time remove the Depositary or any successor. In the event of the resignation or removal or inability to act of the Depositary, the parties hereto may appoint a successor Depositary who shall be vested with all the rights and powers and subject to all the obligations as Depositary hereunder in the same manner and to the same extent as if it had been originally appointed such Depositary and was an original party to this Agreement.

                  F. The Depositary shall not be liable or responsible for any action taken or suffered in good faith or for anything other than its willful negligence or default or incur any liability by reason of anything done or permitted to be done at the written request of the Voting Trustee, and the Depositary shall be fully protected in all cases where acting upon written direction or authority of the Voting Trustee. The Depositary shall be fully protected in acting upon any notice, request, assignment, power of attorney or other writing believed by it to be genuine and to have been signed by the proper party or parties. The Depositary may consult with counsel (who may be counsel for Hosposable) and the opinion of such counsel shall be full and complete authorization and protection in respect of any action taken or suffered by it hereunder in good faith and in accordance with the opinion of such counsel.

                  G. In case the Voting Trust Certificates issued hereunder shall become mutilated or be lost, stolen or destroyed, the Depositary may in its uncontrolled discretion issue and deliver in exchange for and upon cancellation of the mutilated certificates or in lieu of a certificate so lost, stolen or destroyed a new Voting Trust Certificate representing the same number of shares or other securities, upon the production of evidence of loss, theft or destruction satisfactory to the Depositary and upon receipt of indemnity satisfactory to the Depositary.

                  H. The Shareholder agrees to indemnify and hold the Voting Trustee harmless against any liability or responsibility by reason of any error of law or mistake of any kind by the Voting Trustee or in respect of or arising out of any matter or thing whatsoever done or omitted to be done by the Voting Trustee under or in relation to this Agreement and the voting trust hereby created except for their own individual willful neglect or default. The Voting Trustee may, in relation to this Agreement, act on the opinion or advice of a lawyer, accountant, broker or other expert, and shall not be responsible for and the Shareholder agrees to indemnify and hold the Voting Trustee harmless against any loss occasioned by so acting, and shall incur no liability or responsibility for deciding in good faith not to act upon any such opinion or advice.


                  VI.  TAXES

                  If at any time any tax is payable by the Depositary or the Voting Trustee in respect of or in any way relating to the shares or other securities held by the Depositary hereunder, or in respect of any dividends, distributions or other rights or interest upon or in such shares or other securities, such tax may be paid out of any funds in their hands or out of any such dividends or distributions, and until so paid to the Depositary or the Voting Trustee, shall be a first charge upon the shares or other securities, dividends, distributions or interest held by the Depositary and to which any such tax may be applicable.


                  VII.  DEALING WITH DEPOSITED SHARES

                  A. No Transfer of Deposited Shares. Except as may be expressly provided for in sections 7.2 and 3.11 or in any agreement which may be hereafter entered into among the Shareholder and the other parties hereto, the Shareholder shall not, during the term of this Agreement, sell, gift over, transfer, assign, pledge, charge, hypothecate, mortgage, grant a security interest in or in any other way dispose of or encumber the Deposited Shares, the Voting Trust Certificates or its rights under this Agreement without first complying with all of the provisions of this Agreement unless, prior to making any such disposition or encumbrance, the Shareholder has consented thereto in writing.

                  B.  Permitted Transfer of Deposited Shares.

                           1.  Notwithstanding   any  other  provision  of  this
Agreement, the Shareholder shall be entitled after giving notice to the other parties to sell, gift over, transfer or assign any of the Deposited Shares beneficially owned by it to a corporation provided that such corporation is a wholly-owned subsidiary of such Shareholder (such transferee being hereinafter referred to as a "Permitted Transferee") provided that the Permitted Transferee has delivered an undertaking to become a party hereto to the same extent as if the Permitted Transferee had been an original party to this Agreement, substantially in the form of the undertaking attached as Schedule B to this Agreement.

                           2.  Notwithstanding the completion of any sale of the
Deposited Shares pursuant to section 7.2.1 by a Shareholder to a Permitted Transferee referred to in section 7.2.1.1, that Shareholder shall:

                           7.2.2.1 not sell, gift over, transfer, assign, pledge, charge, hypothecate, mortgage, grant a security interest in or in any other way dispose of or encumber its shares of the Permitted Transferee other than to another Permitted Transferee; and

                           7.2.2.2 if at the time of such transfer to a Permitted Transferee, such Shareholder held shares of the Permitted Transferee, continue to be bound by all the obligations hereunder as if it continued to be a Shareholder of the Corporation and perform such obligations to the extent that the Permitted Transferee fails to do so.


                  VIII.  NOTICES

                  Any notice required or permitted to be given hereunder to a party shall be in writing and shall be effectively given if delivered or (except during a mail disruption) sent by prepaid registered mail or by telecopier to the following addresses:

                  A.  In the case of the Shareholder:

                                    3323986 CANADA INC.
                                    c/o G.H. WOOD + WYANT INC.
                                    1475 32nd Avenue
                                    Lachine, Quebec
                                    H8T 3J1

                                    Attention:   Gerald W. Wyant
                                    Telecopier:  (514) 636-1148

                           With a copy to:

                                    McCARTHY TETRAULT
                                    1170 Peel Street
                                    Montreal, Quebec
                                    H3B 4S8

                                    Attention:   Thomas R.M. Davis
                                    Telecopier:  (514) 397-4170

                  B.  In the case of the Voting Trustee:

                                    JAMES A. WYANT
                                    c/o G.H. WOOD + WYANT INC.
                                    1475 32nd Avenue
                                    Lachine, Quebec
                                    H8T 3J1

                                    Attention:   James A. Wyant
                                    Telecopier:  (514) 636-1148

                           With a copy to:

                                    McCARTHY TETRAULT
                                    1170 Peel Street
                                    Montreal, Quebec
                                    H3B 4S8

                                    Attention:   Thomas R.M. Davis
                                    Telecopier:  (514) 397-4170

                  C.  In the case of the Depositary:

                                    McCARTHY TETRAULT
                                    1170 Peel Street
                                    Montreal, Quebec
                                    H3B 4S8

                                    Attention:   Thomas R.M. Davis
                                    Telecopier:  (514) 397-4170

or to such other address with respect to any of the parties hereto as such party shall notify the other parties hereto in writing. Notices sent as provided above shall be deemed to have been received if delivered, on the date of such delivery, provided such day is not a Saturday, a Sunday or a statutory holiday in the jurisdiction of the recipient or, if mailed, within five business days after being deposited in the mail or, if sent by telecopier, on the day following their transmission.


                  IX.  GENERAL

                  A. If any term, covenant or condition of this Agreement or the application thereof to any person or circumstance shall, to any extent, be held to be invalid or unenforceable, the remainder of this Agreement, or the application of such term, covenant or condition to persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby and each term, covenant and condition of this Agreement shall be valid and enforced to the fullest extent permitted by law.

                  B. The Voting Trustee may appoint in writing a proxy or attorney to sign documents and otherwise act for him in his capacity as Voting Trustee.

                  C. The Depositary by its execution hereof hereby assents to the terms and conditions in this Agreement set forth, and agree to act as Depositary herein, under and pursuant to said terms and conditions and to hold the deposited shares or other securities received by it, subject to all the terms and conditions hereof.

                  D. The Voting Trustee will pay to the Depositary on behalf of the Shareholder reasonable remuneration for its services as depositary hereunder and will repay to the Depositary on demand all moneys which shall have been paid by the Depositary for legal expenses or charges or any other expenditure whatsoever which the Depositary may reasonably incur in connection with its services as Depositary under this Agreement. The Shareholder shall forthwith upon demand reimburse the Voting Trustee for any such payments to the Depositary or any other reasonable expenses incurred by the Voting Trustee hereunder.

                  E. This Agreement may be executed in several counterparts each of which when executed by any of the parties shall be deemed to be an original, and such counterparts shall together constitute but one and the same instrument.

                  F. This Agreement shall be governed by and construed in accordance with the laws of the Province of Quebec.

                  G. The parties hereby state their express wish that this Agreement be drafted in the English language; les parties ont par les presentes exprime leur volonte expresse que cette convention soit redigee en anglais.

                  H. Wherever the singular or the masculine is used in this Agreement, it shall be construed as if the plural or feminine or the neuter and vice versa, as the case may be, had been used, where the context so requires, and the rest of the sentence or sentences in question shall be construed as if grammatical and terminological changes thereby rendered necessary have been made, and words such as "hereunder", "hereto", "hereof" and "herein" shall, unless the context clearly indicates to the contrary, refer to the whole of this Agreement and not to any particular section hereof.

                  I. This Agreement shall enure to the benefit of and shall be binding upon the respective heirs, successors, legatees and assigns of each of the parties hereto. For greater certainty, the heirs, successors and legatees of any individual who is a party hereto shall be respectively entitled to exercise any and all of the rights exercisable by such party hereunder, save for the rights of a Voting Trustee, in his capacity as such, which are personal to the Voting Trustee.

                  J. The parties hereto agree that this Agreement contains the entire agreement between the parties with respect to the within subject matter, and supersedes any prior understanding and/or written or oral agreements between them with respect thereto. There are no representations, agreements, arrangements or undertakings, oral or written, between the parties hereto relating to the subject matter of this Agreement which are not fully expressed herein; it is further agreed that the preamble of this Agreement and the Schedule hereto and the definitions therein set out form an integral part hereof.

                  IN WITNESS WHEREOF, the parties hereto have signed this Agreement on the date above mentioned.


                                       3323986 CANADA INC.


                                       Per:  /c/ Gerald W. Wyant
                                           --------------------------
                                                Gerald W. Wyant

                                       /c/ James A. Wyant
                                       ------------------------------
                                           James A. Wyant


                                       McCARTHY TETRAULT


                                       Per:  /c/ Thomas R.M. Davis
                                           --------------------------
                                                 Thomas R.M. Davis

                                   SCHEDULE A

                    TO THE VOTING TRUST AGREEMENT RESPECTING
                       HOSPOSABLE PRODUCTS, INC. MADE THE

                                  o of o, 1997


No.:________________                                      ____Common Shares


                            VOTING TRUST CERTIFICATE

                         (in respect of Common Shares of
                           Hosposable Products, Inc.)


                  THIS IS TO CERTIFY THAT, upon the termination of the Voting Trust Agreement hereinafter mentioned, and on surrender of this Certificate properly endorsed for transfer to the undersigned Depositary, __________________ or registered assigns, will be entitled upon, under and subject to the terms and conditions of the Voting Trust Agreement made March 14, 1997 between 3323986 Canada Inc. and James A. Wyant, in his capacity as Voting Trustee under the said Voting Trust Agreement, and McCarthy Tetrault, in its capacity as Depositary, to receive in respect of Common Shares of Hosposable Products, Inc. (hereinafter called "Hosposable") deposited with the undersigned Depositary under the said Voting Trust Agreement, a Certificate or Certificates for ________ Common Shares of Hosposable, or in lieu thereof, in the event of any change, subdivision, combination or reclassification of the shares of Hosposable or of any merger, consolidation or amalgamation to which Hosposable shall be a party, or of any dissolution of Hosposable or distribution of its assets, shares or assets issued in exchange for or distributable with respect to such shares of Hosposable; and in the meantime, subject to the provisions of the said Voting Trust Agreement in respect of fractions of shares, to receive payment equal to the dividends, if any, collected by the Voting Trustee upon a like number of shares of Hosposable held by the Depositary under said Voting Trust Agreement; such dividends if received by the Depositary in shares, of Hosposable (or of any corporation resulting from any merger, consolidation or amalgamation to which Hosposable shall become a party) carrying voting rights, to be payable, however, in Voting Trust Certificates.

                  No voting right passes by or under this Certificate or by or under any agreement expressed or implied, and, until the actual transfer of share certificates to the registered holder hereof, the Voting Trustee under the said Voting Trust Agreement shall, in respect thereof, exclusively possess and be entitled to exercise, in his discretion, all the rights appertaining to such shares of voting and of taking part in and consenting to any corporate or shareholders' action.

                  This Certificate is issued pursuant and subject to the provisions of the said Voting Trust Agreement which, inter alia, establishes the rights of the holders of the Voting Trust Certificates and the rights, powers and discretion of the Voting Trustee and of the Depositary, for particulars of all of which reference is made to said Voting Trust Agreement, an original counterpart whereof is on file at the principal offices of the Depositary in the City of Montreal and at the registered office of Hosposable in the City of o.

                  The holder of this Certificate by acceptance hereof assents to all the terms and provisions of said Voting Trust Agreement and becomes a party thereof and agrees to be bound thereby.

                  THIS CERTIFICATE MAY NOT BE TRANSFERRED

                  This Certificate shall not be valid until countersigned by the Depositary as registrar and transfer agent of this Voting Trust Certificate.

                  WITNESS the signature of the Depositary and the execution hereof by its duly authorized officer.


o
                                       By:---------------------------


COUNTERSIGNED AND REGISTERED

Registrar and Transfer Agent for the
purposes of this Voting Trust Certificate

o

By:------------------------------




================================================================================
THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER
THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS AND MAY NOT BE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM UNDER SUCH ACT OR LAW.
================================================================================

                                FORM OF TRANSFER

                        (to be set out on the back of the
                           Voting Trust Certificates)


                  FOR VALUE RECEIVED ___________________ hereby sells, assigns and transfers unto o the within Voting Trust Certificate and all right, title and interest represented thereby and hereby irrevocably constitutes and appoints _____________________ attorney to transfer said Certificate, right, title and interest on the books of the within named Depositary with full power of substitution of the premises.


DATED:----------------------

in the presence of:-------------------------

                  The signature of the foregoing transfer must correspond with the name as written upon the face of the Certificate in every particular without alteration or enlargement or any change whatever.

                                   SCHEDULE B

                                   UNDERTAKING


                  The undersigned, _________________, hereby intervenes in the Voting Trust Agreement between 3323986 Canada Inc., James A. Wyant and McCarthy Tetrault dated March 14, 1997 (the "Agreement"), and declares that it has read the said Agreement, understands its meaning and scope and is satisfied therewith.

                  The   undersigned   declares  itself  bound  by  each  of  the
provisions of the Agreement which it undertakes to respect as if it were a party to the Agreement as a Shareholder, effective from the date hereof.

                  The undersigned hereby confirms that it has agreed that this Intervention be drafted in English only. Le soussigne confirme par la presente qu'il a accepte que cette intervention soit redigee en anglais seulement:


                                       Name:------------------------------------



                                       Signature:-------------------------------


                                       Name of representative:------------------
                                       (if legal person)


                                       Date:------------------------------------